                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           Reliance Electric Company
                                (Name of issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of class of securities)

                                   759458102
                                 (CUSIP number)

                          William J. Calise, Jr., Esq.
               Senior Vice President, General Counsel & Secretary
                       Rockwell International Corporation
                               625 Liberty Avenue
                      Pittsburgh, Pennsylvania  15222-3123
                                 (412) 565-2905
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                January 19, 1995
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)


- ------------------
* This Amendment No. 2 amends Rockwell International Corporation's and ROK Acquisition Corporation's Schedule 13D filed as part of Amendment No. 10 to their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on December 7, 1994.

                                                             (Page 2 of 5 Pages)



CUSIP No. 759458102       13D
- -------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

                 ROCKWELL INTERNATIONAL CORPORATION
- -------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                        (b)[ ]
- -------------------------------------------------------------------------------
3        SEC USE ONLY
- -------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                 OO
- -------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]
- -------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
- -------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER       INDIRECTLY THROUGH ROK
                                               ACQUISITION CORPORATION,
   SHARES                                      ITS WHOLLY OWNED SUBSIDIARY,
                                               46,401,820 SHARES OF CLASS A
                                               COMMON STOCK
 BENEFICIALLY  -----------------------------------------------------------------
                  8    SHARED VOTING POWER     NONE
    OWNED BY   -----------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER  INDIRECTLY THROUGH ROK
                                               ACQUISITION CORPORATION,
                                               ITS WHOLLY OWNED SUBSIDIARY,
   REPORTING                                   46,401,820 SHARES OF CLASS A
                                               COMMON STOCK
               ----------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER NONE
- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 INDIRECTLY THROUGH ROK ACQUISITION CORPORATION, ITS
                 WHOLLY-OWNED SUBSIDIARY: 46,401,820 SHARES OF CLASS A COMMON STOCK
- -------------------------------------------------------------------------------
12       CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 92% OF CLASS A COMMON STOCK
- -------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                 CO

                                                             (Page 3 of 5 Pages)



CUSIP NO. 759458102       13D
- -------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 ROK ACQUISITION CORPORATION
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                         (b)[ ]
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                 AF
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
- --------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER       46,401,820 SHARES OF CLASS A
                                               COMMON STOCK
   SHARES

 BENEFICIALLY  -----------------------------------------------------------------
                  8    SHARED VOTING POWER     NONE
   OWNED BY    -----------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER  46,401,820 SHARES OF CLASS A
                                               COMMON STOCK
   REPORTING
                 ------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER NONE
- ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 DIRECTLY:  46,401,820 SHARES OF CLASS A COMMON STOCK
- ------------------------------------------------------------------------------
12       CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 92% OF CLASS A COMMON STOCK
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                 CO

                                                             (Page 4 of 5 Pages)



Items 3-5.

      ROK Acquisition Corporation ("ROK"), a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"), beneficially owns an aggregate of 46,401,820 shares of Class A Common Stock, par value $.01 per share ("Class A Shares"), of Reliance Electric Company, a Delaware corporation ("Reliance"), representing approximately 92% of the outstanding Class A Shares.

      On January 18, 1995, ROK purchased 253,537 Class A Shares at a price of $31 per Class A Share. Such purchase was effected in a privately negotiated transaction.

      On January 19, 1995, ROK purchased 30,000 Class A Shares at a price of $31 per Class A Share. Such purchase was effected in a privately negotiated transaction.

      On January 19, 1995, ROK purchased 5,250,000 shares of Class C Common Stock, par value, $.01 per share ("Class C Shares"), of Reliance (which are convertible into Class A Shares on a 2.708 Class A Shares for 1 Class C Share basis) at a price of $83.948 per Class C Share. Such purchase was effected in a privately negotiated transaction.

      On January 20, 1995 ROK purchased 19,290 Class A Shares at a price of $31 per Class A Share. Such purchase was effected in a privately negotiated transaction.

      The funds for such purchases made on January 18, 1995, January 19, 1995 and January 20, 1995 were obtained by ROK from Rockwell. Rockwell obtained such funds from funds available in its cash accounts, including funds obtained through private placements of Rockwell's commercial paper notes with financial institutions.

      On January 20, 1995 ROK converted 800,000 Class A Shares into 800,000 shares of Class B Common Stock, par value $.01 per share, of Reliance and converted 3,500,000 Class C Shares into 9,478,000 Class A Shares, in each case as permitted by and pursuant to Reliance's Restated Certificate of Incorporation.

      ROK now owns at least 90% of the outstanding shares of each class of stock of Reliance, which enables ROK to cause the merger of ROK into Reliance (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of November 21, 1994, by and among Reliance, ROK and Rockwell to become effective without a meeting of stockholders of Reliance pursuant to Section 253 of the Delaware General Corporation Law. ROK intends to so cause the Merger to become effective on or about January 27, 1995 without a meeting of stockholders of Reliance pursuant to Section 253 of the Delaware General Corporation Law.

                                                             (Page 5 of 5 Pages)



                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 ROCKWELL INTERNATIONAL CORPORATION



                                 By:   William J. Calise, Jr.
                                       ---------------------------
                                       William J. Calise, Jr.
                                       Senior Vice President,
                                       General Counsel & Secretary


                                 ROK ACQUISITION CORPORATION


                                 By:   William J. Calise, Jr.
                                       ---------------------------
                                       William J. Calise, Jr.
                                       Secretary



Dated:  January 23, 1995